Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Deferred Salary Savings Plan Committee
The Board of Directors
Univest Corporation of Pennsylvania
We consent to the incorporation by reference in the registration statement (no. 333-152542) on Form S-8 of Univest Corporation of Pennsylvania of our report dated June 24, 2011 with respect to the statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010, which report is included in the December 31, 2010 Annual Report on Form 11-K of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan.

/s/ KPMG LLP Philadelphia, Pennsylvania
June 24, 2011